 Supplement Filed pursuant to Rule 253(g)(2)

File No. 024-11834

SUPPLEMENT DATED JULY 18, 2022

TO OFFERING CIRCULAR DATED APRIL 8, 2022

BALANCED PHARMA, INCORPORATED

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated April 8, 2022, of Balanced Pharma Incorporated. (the “Company”). The Offering Circular is available HERE. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to add Justly Markets LLC as a broker-dealer as part of the selling group for the Company’s offering under Regulation A (the “Offering”) and to reflect an increase in the fees and commissions that the Company has agreed to pay to broker-dealers.

In addition, on April 19, 2022, the Company was awarded patent number: US 11,305,064.

As a result, the Company amends and restates the following sections of its Offering Circular:

COVER PAGE

BALANCED PHARMA, INCORPORATED

18204 Mainsail Pointe
Cornelius, NC 28031

(704) 278-7054

www.balancedpharma.com

UP TO 6,250,000 SHARES OF COMMON STOCK (1)

SEE “SECURITIES BEING OFFERED” AT PAGE 26

The Company is  offering up to 6,250,000 shares of Common Stock on a “best efforts” basis without any minimum target.

Common Stock	Price to public	Underwriting discount and commissions(2)	Proceeds to issuer(3)
Per share	$4.00	$0.24	$3.76
Total Maximum	$25,000,000	$1,500,000	$23,500,000

(1)	The Company is offering up to 6,250,000 shares of Common Stock (the “Offering”). As of July 19, 2022, the Company has sold approximately 7,500 shares of Common Stock in this Offering.

(2)	The Company has engaged Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”), to act as the broker-dealer of record in connection with this offering, but not for underwriting or placement agent services. Dalmore has entered into a commission-sharing agreement with Justly Markets LLC (“Justly”) under which Justly will act as a selling group member for the Company’s offering. This includes the 1% commission payable to Dalmore and the 5% commission payable to Justly, assuming all investments are made through the platform operated by Justly, (for a total of 6%) but it does not include the one-time set-up fee and consulting fee payable by the Company to Dalmore. Dalmore will also be providing certain administrative and compliance related functions in connection with this offering. See “Plan of Distribution” for details.

(3)	Not including marketing, legal and professional fees, and other expenses of this Offering. See “Use of Proceeds” for a description of these expenses.

The Company expects that the maximum amount of expenses of the Offering that it will pay will be approximately $2,500,000 not including state filing fees.

DILUTION, page 11

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The following table compares the price that new investors are paying for their shares with the effective cash price paid by existing shareholders, giving effect to full conversion of all outstanding convertible notes and assuming that the shares are sold at $4.00 per share. The schedule presents shares and pricing as issued and reflects all transactions since inception, which gives investors a better picture of what they will pay for their investment compared to the Company’s insiders than just including such transactions for the last 12 months, which is what the SEC requires.

The following table presents the approximate effective cash price paid for all shares and potential shares issuable by the Company as of December 31, 2021.

	Date Issued	Issued Shares	Potential Shares		Total Issued and Potential Shares	Effective Cash Price per share at Issuance or Potential Conversion
Common Shares(1)
Common Stock Founder issued	October 2020	18,404,000	0		18,404,000	$0.00
Common Stock	December 2020	802,000	0		802,000	$0.69
Common Stock	2021	904,000	0		904,000	$1.66
Shares issued pursuant to BPI 2020 Stock Option Plan	Various	500,000	2,463,684	(2)(3)	2,963,684	$0.50
Total Common Shares Equivalents
Investors in this Offering, assuming a $25,000,000 raised	2022	--	6,250,000		6,250,000	$4.00
Total After Inclusion of this Offering		20,610,000	8,713,684		29,323,684	$4.00

(1)	Does not include 750,000 shares of Common Stock at a price of $4.00 reserved for issuance pursuant to the Regulation D offering that commenced in March 2022.

(2)	Does not include 240,000 options issued to John Selig in 2022.

(3)	As of December 31, 2021, 1,070,000 options have been issued and there are 1,393,684 remaining options to be issued. The remaining options will be issued at an effective cash price per share of at least $2.50

The following table illustrates the dilution that new investors will experience upon investment in the  relative to existing holders of its securities. Because this calculation is based on the net tangible assets of the Company, the Company is calculating based on its net tangible book value of $1,613,222  as of December 31, 2021, as included in its audited financial statements.

The Offering costs assumed in the following table includes up to $1,500,000 in commissions as well as marketing, technology, legal, accounting, and Edgarization fees incurred for this Offering.

The table presents four scenarios for the convenience of the reader: a $5,000,000 raise from this Offering, a $7,500,000 raise from this Offering, a $15,000,000 raise from this Offering, and a fully subscribed $25,000,000 raise from this Offering (the maximum offering).

	$5,000,000 Raise	$7,500,000 Raise	$15,000,000 Raise	$25,000,000 Raise
Price per share	4	4	4	4
Shares issued	1,250,000	1,875,000	3,750,000	6,250,000
Capital raised	5,000,000	7,500,000	15,000,000	25,000,000
Less: Offering costs	650,000	925,000	1,600,000	2,502,000
Net offering proceeds to Company	4,350,000	6,575,000	13,400,000	22,498,000
Net tangible book value pre-financing (1)	2,148,222	2,148,222	2,148,222	2,148,222
Share issued and outstanding pre-financing(2)	21,680,000	21,680,000	21,680,000	21,680,000
Post financing shares issued and outstanding	22,930,000	23,555,000	25,430,000	27,930,000
Net tangible book value per share prior to offering	0.1	0.1	0.1	0.1
Increase/(decrease) per share attributable to new investors	0.19	0.29	0.54	0.83
Net tangible book value after offering	0.29	0.39	0.64	0.93
Dilution per share to new investors	3.71	3.61	3.36	3.07

(1)	Net tangible book value is calculated as follows.

Total stockholders' equity at December 31, 2021	$1,692,758
Less: intangible assets	($79,536)
Equals tangible book value pre-financing	$1,613,222
Proceeds from options	$535,000
Pro forma net tangible value	$2,148,222

(2)	Assumes 1,070,000 options are exercised at a weighted average exercise price of $0.50 per share.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most often occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In June 2019 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
●

In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation

(before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

●

In June 2021, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to number of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

USE OF PROCEEDS, page 13

The intends to raise offering proceeds to engage in the following activities:

●	Product Development
●	Product Manufacturing
●	Product Marketing & Disease Awareness
●	Intellectual Property Development
●	General & Administrative

Please see the table below for a summary of the Company’s estimated intended uses of net proceeds from this Offering:

Offering Proceeds	$5,000,000	$7,500,000	$15,000,000	$25,000,000
Gross Proceeds from this Offering	$5,000,000	$7,500,000	$15,000,000	25,000,000
Offering expenses (1)	$650,000	$925,000	$1,600,000	2,502,000
Total Proceeds Available for Use	$4,350,000	$6,575,000	$13,400,000	22,498,000
Product Development	$900,000	$1,300,000	$1,300,000	2,300,000
Product Manufacturing	$1,700,000	$2,000,000	$4,000,000	7,000,000
Product Marketing & Disease Awareness	$0	$500,000	$3,700,000	7,350,000
Fundraising	$1,000,000	$1,250,000	$2,750,000	3,598,000
Intellectual Property Development	$200,000	$300,000	$300,000	400,000
General & Administrative	550,000	$1,225,000	$1,350,000	1,850,000

(1)

Includes: (i) commission payable by the Company to Dalmore, (ii) $20,000 for a consulting fee payable by the to Dalmore, (iii) $5,000 payable by the to Dalmore for out of pocket expenses, (iv) legal fees, (v) accounting fees, (vi) EDGARization expenses, (vii) blue sky fees and (viii) marketing expenses related to the Offering. The Company has assumed the maximum commission amount.

As of July 19, 2022, the Company has sold approximately 7,500 shares of Common Stock in this Offering. The Company has not yet used any of the proceeds.

The Company reserves the right to change the use of proceeds at management’s discretion.

Intellectual Property, page 17

On April 19, 2022, the Company was awarded patent number: US 11,305,064.

We have the following applications for patent that are pending:

●	U.S. Application No. 15/860,141

●	International PCT Application No. PCT/IB2018/052598

●	Canadian Application No. 3,111,347 (Canadian National Phase of PCT/IB2018/052598)

●	European Application No. 18897951.2 (European Regional Phase of PCT/IB2018/052598)

●	Japanese Application No. 2020-556351 (Japanese National Phase of PCT/IB2018/052598)

●	Korean Application No. 10-2020-7021685 (Republic of Korea National Phase of PCT/IB2018/052598)

●	U.S. Application No. 16/655,362

●	U.S. Application No. 63/233,879

We also have one trademark application, U.S. Application No. 88/198,808, pending for the LIBRACAINE mark.

PLAN OF DISTRIBUTION, page 28

The Company is offering up to 6,250,000 shares of Common Stock on a best-efforts basis, as described in this Offering Circular. The cash price per share is $4.00. As of July 19, 2022, the Company has sold approximately 7,500 shares of Common Stock in this Offering.]

The Company intends to market the shares in this Offering both through online and offline means. Online marketing may take the form of contacting potential investors through electronic media and posting our Offering Circular on online investment platforms. This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the Company’s website (www.balancedpharma.com) and on a landing page that relates to the offering on a platform operated by Justly Markets LLC (“Justly”) at www.investjustly.com. Investors who choose to invest through the platform operated by Justly will be required to register on the platform before being able to view the Company’s offering page.

We may undertake one or more closings on an ongoing basis. After each closing, funds tendered by investors will be held in a segregated account owned by the Company, but with viewing privileges assigned to our broker-dealer, Dalmore Group, LLC, and will remain in that account until cleared (AML/KYC). For details, see “Process of Subscribing.” After the initial closing of this offering, we expect to hold closings on at least a monthly basis.

There is no minimum number of shares that needs to be sold in order for funds to be released to the Company and for this Offering to close, which may mean that the Company does not receive sufficient funds to cover the cost of this Offering. All subscribers will be instructed by the Company or its agents to transfer funds by wire or ACH, check, debit or credit card directly to the bank account established for this Offering.

This Offering will terminate at the earlier of the date at which the maximum offering amount has been sold or the date at which the Offering is earlier terminated by the Company at its sole discretion (which we refer to as the “Termination Date”). At least every 12 months after this Offering has been qualified by the United States Securities and Exchange Commission, the Company will file a post-qualification amendment to include the Company’s recent financial statements.

Commissions and Discounts

The Company has engaged Dalmore Group, LLC (“Dalmore”) a broker-dealer registered with the Commission and a member of FINRA, to perform the following administrative and compliance related functions in connection with this Offering, but not for underwriting or placement agent services:

●	Review investor information, including KYC (“Know Your Customer”) data, AML (“Anti Money Laundering”) and other compliance background checks, and provide a recommendation to the Company whether or not to accept investor as a customer.

●	Review each investor’s subscription agreement to confirm such investor’s participation in the offering and provide a determination to the Company whether or not to accept the use of the subscription agreement for the investor’s participation.

●	Contact and/or notify the Company, if needed, to gather additional information or clarification on an investor.

●	Not provide any investment advice nor any investment recommendations to any investor.

●	Keep investor details and data confidential and not disclose to any third-party except as required by regulators or pursuant to the terms of the agreement (e.g. as needed for AML and background checks).

●	Responsibility for all FINRA 5110 filings and updates.

●	Review of written communications for compliance with applicable rules. Coordinate with third party providers to ensure adequate review and compliance. It is ultimately the responsibility of the Company as to whether to accept the recommendations of Dalmore with respect to compliance with written communications.

●	Provide, or coordinate the provision by a third party, of an “invest now” payment processing mechanism, including connection to a qualified escrow agent.

As compensation for the services listed above, the Company has agreed to pay Dalmore a commission equal to 1% of the amount raised in the Offering to support the Offering on all newly invested funds after the issuance of a No Objection Letter by FINRA. In addition, the Company has paid Dalmore a $5,000 one-time advance expense allowance to cover reasonable out-of-pocket accountable expenses actually anticipated to be incurred by Dalmore in connection with this Offering. Dalmore will refund any amount related to this expense allowance to the extent it is not used, incurred or provided to the Company. The Company has also agreed to pay Dalmore a one-time consulting fee of $20,000 to provide ongoing general consulting services relating to this Offering such as coordination with third party vendors and general guidance with respect to the Offering, which will be due and payable within 30 days after this Offering is qualified by the Commission and the receipt of a No Objection Letter from FINRA.  Assuming the Offering is fully subscribed, the Company estimates that total fees due to pay Dalmore, including the one-time advance expense allowance fee of $5,000 and consulting fee of $20,000, would be $275,000.

Justly, a broker-dealer registered with the Commission and a member of FINRA, has been engaged by Dalmore to act as a selling group member. The Company has agreed to pay Dalmore an additional commission equal to 5% of the amount of the offering for all investments processed through the platform operated by Justly. Dalmore will pay such additional commission to Justly. Assuming all of the shares of Common Stock are sold through the platform operated by Justly, the Company estimates that total fees for a fully subscribed offering due to pay Dalmore, including the advance set up fee, would be $275,000 and the total fees due to pay Justly will be $1,250,000, or a total of $1,525,000 in total fees and commissions.

Process of Subscribing

After the Offering Statement has been qualified by the Commission, the Company will accept tenders of funds to purchase shares. The Company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Investors may subscribe by tendering funds by check, wire transfer, credit or debit card or ACH transfer. Investor funds will be processed through Stripe, Inc. Funds will be held in a segregated operating account owned by the Company. Dalmore will have view access to the account for purposes of verifying activity. Funds will remain in the segregated account until the subscription agreement has been cleared and countersigned by the Company. Funds then be released to the Company will be net funds (investment less payment for processing fees and a holdback equivalent to 5% for 90 days).

Investors will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount that does not exceed the greater of 10% of their annual income or 10% of their net worth (excluding the investor’s principal residence). Investors who choose to invest through the platform operated by Justly will be required to register on the platform before being able to view the Company’s offering page.

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. Dalmore will review all subscription agreements completed by the investor. After Dalmore has completed its review of a subscription agreement for an investment in the Company, the funds may be released by the escrow agent.

If the subscription agreement is not complete or there is other missing or incomplete information, the funds will not be released until the investor provides all required information. In the case of a debit card payment, provided the payment is approved, Dalmore will have up to three days to ensure all the documentation is complete. Dalmore will generally review all subscription agreements on the same day, but not later than the day after the submission of the subscription agreement.

All funds tendered (by check, wire, credit or debit card, or electronic funds transfer via ACH to the specified account or deliver evidence of cancellation of debt) by investors will be deposited into an escrow account at the Escrow Agent for the benefit of the Company. All funds received by wire transfer will be made available immediately while funds transferred by ACH will be restricted for a minimum of three days to clear the banking system prior to deposit into segregated operating account owned by the Company.

The Company maintains the right to accept or reject subscriptions in whole or in part, for any reason or for no reason, including, but not limited to, in the event that an investor fails to provide all necessary information, even after further requests from the Company, in the event an investor fails to provide requested follow up information to complete background checks or fails background checks, and in the event the Company receives oversubscriptions in excess of the maximum offering amount.

In the interest of allowing interested investors as much time as possible to complete the paperwork associated with a subscription, the Company has not set a maximum period of time to decide whether to accept or reject a subscription. If a subscription is rejected, funds will not be accepted by wire transfer or ACH, and payments made by debit card or check will be returned to subscribers within 30 days of such rejection without deduction or interest. Upon acceptance of a subscription, the Company will send a confirmation of such acceptance to the subscriber.

Dalmore has not investigated the desirability or advisability of investment in the Common Stock, nor approved, endorsed, or passed upon the merits of purchasing the Common Stock. Dalmore is not participating as an underwriter and under no circumstance will it recommend the Company’s securities or provide investment advice to any prospective investor or make any securities recommendations to investors. Dalmore is not distributing any offering circulars or making any oral representations concerning this Offering Circular or this Offering. Based upon Dalmore’s anticipated limited role in this Offering, it has not and will not conduct extensive due diligence of this Offering and no investor should rely on the involvement of Dalmore in this offering as any basis for a belief that it has done extensive due diligence. Dalmore does not expressly or impliedly affirm the completeness or accuracy of the Offering Statement and/or Offering Circular presented to investors by the Company. All inquiries regarding this offering should be made directly to the Company.

Upon confirmation that an investor’s funds have cleared, the Company will instruct the Transfer Agent to issue shares to the investor. The Transfer Agent will notify an investor when shares are ready to be issued and the Transfer Agent has set up an account for the investor.

No Escrow

The proceeds of this Offering will not be placed into an escrow account. We will offer our Common Stock on a best-efforts basis. As there is no minimum offering amount, upon the clearance of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds.

Provisions of Note in Our Subscription Agreement

Jury Trial Waiver

The subscription agreement provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the subscription agreement, including any claim under federal securities laws.  By signing the subscription agreement an investor will be agreeing to be bound by the terms of the other agreements and the investor will warrant that the investor has reviewed this waiver with the investor’s legal counsel, and knowingly and voluntarily waives his or her jury trial rights following consultation with the investor’s legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. In addition, by agreeing to the provision in the subscription agreement, subscribers will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations promulgated thereunder.

Forum Selection Provisions

The subscription agreement includes a forum selection provision that require any claims against the Company based on these agreements to be brought in a state or federal court of competent jurisdiction in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreements. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law in the types of lawsuits to which they apply and in limiting our litigation costs, to the extent they are enforceable, these forum selection provisions may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The Company has adopted these provisions to limit the time and expense incurred by its management to challenge any such claims. As a Company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the Company. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provisions apply to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such provision in this context. Investors will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder